UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	English translation of “Code of Better Corporate Practices - Colombia”

Item 1

Grupo Aval Acciones y Valores S.A. informs that:

1.	On April 23, 2013, the Company transmitted to the Financial Superintendency the “Código País” survey for year 2012 (see attached file).

CÓDIGO PAÍS SURVEY –
CODE OF BETTER CORPORATE PRACTICES - COLOMBIA

Name of Issuer: GRUPO AVAL ACCIONES Y VALORES S.A.

Taxpayer ID: 800.216.181-5

Name of Legal Representative: DIEGO RODRIGUEZ PIEDRAHITA

Identification document: Colombian Citizenship Card No. 19.391.085

Period Evaluated: January 1 – December 31, 2012

Nature of entity: Business Company

Assigned Code: SFC: 066 023

I. GENERAL SHAREHOLDERS MEETING

Calling of the Meeting

Question 1
	YES	NO
Question: During the calling-term of the last General Shareholders’ Meeting, was the information about the matters that were going to be presented made available? (Measure 1)	X
Comments: During the calling-term, legally required information was placed at the disposal of Shareholders at the office of the Company’s General Secretary.

Question 2
	YES	NO
Question: During the calling-term of the General Shareholders’ Meeting, was the information about the proposed candidates to the Board of Directors made available? (Measure 2)		X
Comments: To the extent that Shareholders have the opportunity to previously present their candidate lists for the conformation of the board and even in the actual meeting of the General Shareholders’ General Meeting, the company discloses these lists in the agenda for the session. Additionally, given that in most cases, members of the Board of Directors of the Company have served as such for several years; their resumes have been published in the website of Grupo Aval for the knowledge of those interested.

Question 3
YES	NO	N/A
Assumption: In the event that the issuer is related to a parent company and/or subordinated companies, answer the question yes or no and otherwise, answer N/A.
Question: Did the issuer made available to Shareholders financial information about its parent and subsidiary companies? (Measure 2).
X
Comments: This information is included in the consolidated financial statements.

Question 4
YES	NO	N/A
Assumption: In case the issuer has a website, answer the question with a yes or no and otherwise, answer N/A.
Question: Was the call to the last General Shareholders’ Meeting and any other information necessary for the development of such meeting published in the website of the issuer? (Measure 3)
X
Comments: The summons to General Shareholders’ Meetings is published in the website: www.grupoaval.com. Additionally, our website reproduces the information published as “Información Relevante” in the Financial Superintendence, where the summons to the General Shareholders’ Meetings, are published as well.

Question 5
	YES	NO
Question: Where disaggregated the different subjects to be dealt within the agenda of the General Shareholders’ Meetings carried out during the evaluated period? (Measure 4)	X
Comments: All agendas disaggregate the subjects to be dealt during the meetings. This agenda is approved at the beginning of the assembly, except for the case of extraordinary meetings and in some cases specified by law, events in which the agenda shall be published in the calling.

Holding of the meeting

Question 6
YES	NO	N/A
Assumption: In case segregation was carried out in the terms of the glossary, answer the question yes or no and otherwise, answer N/A.
Question: Was such segregation approved by the General Shareholders’ Meeting? (Measure 5)
X
Comments: N/A

Question 7
YES	NO	N/A
Assumption: In case segregation was carried out in the terms of the glossary, answer the question yes or no, and otherwise, answer N/A.
Question: Was the segregation included in the call to Meeting where was it adopted? (Measure 6)
X
Comments: N/A.

Question 8
YES	NO	N/A
Assumption: In case the issuer’s corporate purpose was amended, answer the question yes or no and otherwise, answer N/A.
Question: Was the corporate purpose amendment included in the call to the General Shareholders’ Meeting where it was adopted? (Measure 6)
X
Comments: N/A.

Question 9
YES	NO	N/A
Assumption: In case the General Shareholders’ Meeting adopted a waiver to the subscription pre-emptive right, answer the question yes or not and otherwise, answer N/A.
Question: Was the waiver to the subscription pre-emptive right included in the call to Meeting where it was adopted? (Measure 6)
X
Comments: N/A.

Question 10
YES	NO	N/A
Assumption: In case the General Shareholders’ Meeting approved an amendment to the corporate domicile, answer the question yes or no, and otherwise, answer N/A.
Question: Was the amendment to the corporate domicile included in the call to General Shareholders’ Meeting where it was adopted? (Measure 6)
X
Comments: N/A.

Question 11
YES	NO	N/A
Assumption: In case the General Shareholders’ Meeting has adopted an early dissolution, answer the question yes or no, and otherwise, answer, answer N/A.
Question: Was the early dissolution included in the call to Meeting where it was adopted?
X
Comments: N/A.

Question 12
YES	NO
Question: Does the issuer have electronic mechanisms that allow Shareholders who are not able to attend the General Shareholders’ Meeting to have access to the information about its development? (Measure 7)
X
Comments: The callings to the General Shareholders’ Meeting are published by the company in (i) press, (ii) through “Información Relevante” and (iii) in its website, pursuant to its by-laws and Corporate Governance Code; in such way, the relevant information regarding the meeting is provided.

Likewise, the decisions adopted by the General Shareholders’ Meeting are published through “Información Relevante”.

Approval of Relevant Operations

Question 13
YES	NO	N/A
Assumption: Answer the question yes or no, and otherwise, answer, answer N/A, if during the evaluated period, related party transactions have been executed. For the purposes of the following question exclude transactions that have all of the following conditions:
a. Performed at market prices, generally set by the supplier of the goods or services concerned, and
b. Belong to the Company’s ordinary course of business and are not material.
Question: Except for those transactions that pursuant to applicable regulations are not permitted, were the related party transactions approved by the General Shareholders’ Meeting?  (Measure 8)
X
Comments: N/A.

Shareholders right and equitable treatment

Question 14
	YES	NO
Question: Does the issuer disclose to the public with clarity, accuracy and integrity, the rights and obligations related to the condition of Shareholders? (Measure 9)	X
Comments: This rights and obligations are included in the by-laws of the company, the Corporate Governance Code and in offering memorandums published by Grupo Aval. These documents are published in the company’s website and at the Financial Superintendency, as applicable.

Question 15
	YES	NO
Question: Does the issuer disclose to the public, in a permanent way, the classes of shares issued? (Measure 10)	X
Comments. This information is supplied to the public through: (i) the website www.grupoaval.com, in the item “Shareholding Structure”, which can be accessed as follows: “About us” - “Grupo Aval” - ”Financial and Financial Statements Information” - “Financial Information” - “Shareholding Structure” and (ii) the link in the SIMEV corresponding to the company.

Question 16
	YES	NO
Question: Does the issuer permanently disclose to the public the amount of issued shares? (Measure 10)	X
Comments: Yes, this information is supplied to the market through the periodic SIMEV information in the website of the Financial Superintendence.

Question 17
	YES	NO
Question: Does the issuer permanently disclose to the public the amount of shares in reserve for each class of shares? (Measure 10)	X
Comments: Yes, through the SIMEV periodic information mechanism in the website of the Financial Superintendence.

Question 18
	YES	NO
Question: Does the issuer have internal rules of Procedure for the General Shareholders’ Meeting? (Measure 11)		X
Comments: The meetings of the General Shareholders’ Meeting are held in accordance to the by-laws of the Company, its Corporate Governance Code and the applicable regulations of the Code of Commerce.

Question 19
YES	NO	N/A
Assumption: In case the issuer has internal rules of procedure for the General Shareholders’ Meeting, answer the question yes or no and otherwise, answer N/A.
Question: Does the internal rules of procedure for the General Shareholders’ Meeting include actions on its calling? (Measure 11)
X
Comments: N/A

Question 20
YES	NO	N/A
Assumption: In case the issuer has internal rules of procedure for the General Shareholders’ Meeting, answer the question yes or no and otherwise, answer N/A.
Question: Does the internal rules of procedure for the General Shareholders’ Meeting include actions on its meeting? (Measure 11)
X
Comments: N/A

II. BOARD OF DIRECTORS

Size, Composition and Operation

Question 21
	YES	NO
Question: Is the Board of Directors of the issuer integrated by an odd number of members appropriate for the adequate performance of its duties? (Measure 12)	X
Comments: The Company’s Board of Directors is integrated by 7 principal members with their corresponding alternates. 2 of the principal members with their corresponding alternates are independent members under Law 964 of 2005.

Question 22
	YES	NO
Question: Does the Board of Directors of the issuer meet at least once per month? (Measure 13)	X
Comments: In the practice, yes; statutorily it is not mandatory.

Question 23
	YES	NO
Question: Does the Board of Directors have Internal Rules of Procedure? (Measure 14)		X
Comments: The meetings of the Board of Directors are held pursuant to the regulations established for such purposes in the by-laws of the Company, its Corporate Governance Code and in the applicable provisions of the Code of Commerce.

Question 24
YES	NO	N/A
Assumption: In case the issuer has internal rules of procedure for the Board of Directors, answer the question yes or no and otherwise, answer N/A.
Question: Were the internal rules of procedure for the Board of Directors, revealed to the Shareholders of the issuer? (Measure 14)
X
Comments: N/A

Question 25
YES	NO	N/A
Assumption: In case the issuer has internal rules of procedure for the Board of Directors, answer the question yes or no and otherwise, answer N/A.
Question: Do the internal rules of procedure for the Board of Directors have a binding effect for all its members? (Measure 14)
X
Comments: N/A

Question 26
YES	NO	N/A
Assumption: In case the issuer has internal rules of procedure for the Board of Directors, answer the question yes or no and otherwise, answer N/A.
Question: Do the internal rules of procedure for the Board of Directors include the information that shall be delivered to the members of the Board of Directors when appointed for the first time and in general the information suggested in Measure 18? (Measure 14)
X
Comments: N/A

Question 27
YES	NO	N/A
Assumption: In case the issuer has internal rules of procedure for the Board of Directors, answer the question yes or no and otherwise, answer N/A.
Question: Do the internal rules of procedure for the Board of Directors state that its minutes shall include references to the information that permitted the adoption of its decisions as well as the reasons for any agreement or disagreement taken into account for the adoption of decisions and in general those suggested in Measure 19 be identified? (Measure 14)
X
Comments: N/A

Question 28
YES	NO	N/A
Assumption: In case the issuer has internal rules of procedure for the Board of Directors, answer the question yes or no and otherwise, answer N/A.
Question: Prior to the meeting of the Board of Directors, do the internal rules of procedure for the Board of Directors include a term, in which information shall be delivered to its members and in general as suggested in Measure 20? (Measure 14)
X
Comments: N/A

Question 29
YES	NO	N/A
Assumption: In case the issuer has rules of procedure for the Board of Directors, answer the question yes or no and otherwise, answer N/A.
Question: According to the rules of procedure for the Board of Directors, the term prior to the meeting in which the information shall be delivered to the Board of Directors is less than two (2) days? (Measure 20)
X
Comments: N/A

Question 30
YES	NO	N/A
Assumption: In case the issuer has rules of procedure for the Board of Directors, answer the question yes or no and otherwise, answer N/A.
Question: Do the rules of procedure for the Board of Directors establish the means through which the members of the Board of Directors may gather the information presented to them before the meeting? (Measure 20)
X
Comments: N/A

Question 31
YES	NO	N/A
Assumption: In case the issuer has rules of procedure for the Board of Directors, answer the question yes or no and otherwise, answer N/A.
Question: Do the rules of procedure for the Board of Directors provide the possibility that such body, at the request of any of its members, may contract an external consultant to contribute with the judgment criteria for the adoption of certain decisions? (Measure 22)
X
Comments: N/A

Question 32
YES	NO	N/A
Assumption: In case the issuer has rules of procedure for the Board of Directors, answer the question yes or no and otherwise, answer N/A.
Question: Do the rules of procedure for the Board of Directors provide the conditions under which such body, at the request of any of its members, may contract an external consultant to contribute with the judgment criteria for the adoption of certain decisions? (Measure 22)
X
Comments: N/A

Question 33
YES	NO
Question: Does the issuer, in order to appoint a member of the Board of Director, takes into account that the potential member complies with the professional background, academic formation and experience requirements for the best development of his functions? (Measure 15)
X
Comments: For the appointment of the Board of Directors’ members, not only the professional experience is taken into account but also de moral solvency of the candidates (Numeral 1.1. Chapter II, Title II of the company’s Corporate Governance Code).  Their resumes can be consulted in the website www.grupoaval.com

Question 34
	YES	NO
Question: Is the majority of the members of the Board of Directors or the body acting as its replacement, independent? (Measure 16)		X
Comments: The number of independent members complies with the purposes established by Law 964 of 2005 “Stock Market Law”.

Duties and rights of the Board of Directors’ member

Question 35
YES	NO
Question: Do the members of the Board of Directors inform the existence of direct or indirect relationships that they maintain with some interest groups, of which conflicts of interest may derive or influence in the direction of his opinion or vote? (Measure 17)
X
Comments: Whenever one of these cases has arisen and the Board of Directors member has informed of it to the Company, the relevant measures have been adopted to avoid the possible conflict of interest.

Question 36
YES	NO
Question: Does the issuer provides the members of the Board of Directors appointed for the first time, sufficient information so that they may have a specific knowledge regarding the issuer and the sector in which it develops? (Measure 18)
X
Comments: The information that the administration considers important for the knowledge of the company and the additional information requested by each director is delivered to them for the development of their activity.

Question 37
YES	NO
Question: Does issuer provide to the members of the Board of Directors appointed for the first time, information related to their responsibilities, obligations and powers arising from the position? (Measure 18)
X
Comments: Yes, the corresponding information is delivered to them (by-laws, Corporate Governance Code, etc.).

Question 38
	YES	NO
Question: Do the minutes of metings of the Board of Directors identify the studies, basis and other sources of information serving as foundation for decision-making? (Measure 19)	X
Comments: Yes, if such specific studies and information sources do exist.

Question 39
	YES	NO
Question: Do the minutes of the Board of Directors’ meetings include the reasons for agreement and disagreement taken into account for decision-making? (Measure 19)		X
Comments: Decisions are usually taken by consensus. If there are doubts on the part of some directors, further study is made of the corresponding matter.

Question 40
YES	NO
Question: Does the issuer make available to the members of the Board of Directors, with at least two (2) days or more in advance, information that may be relevant for decision–making, in accordance with the agenda included in the call? (Measure 20)
X
Comments: If possible, the information is sent by electronic or physical means.

Question 41
YES	NO	N/A
Assumption: In the case that the issuer’s Board of Directors has alternate members, answer the question yes or no and otherwise, answer N/A.
Question: Does the issuer have mechanisms that allow the Alternate Members be properly informed on the subjects submitted to the consideration of the Board of Directors, so that when they replace the principal members, they have the necessary knowledge to carry out this task? (Measure 21)
X
Comments: All of the members of the Board of Directors, principals as well as alternates, are summoned to all the Company’s Board of Directors meetings. The alternates will only have the right to vote when the principal member does not attend.

Question 42
YES	NO
Question: Does the issuer have a budget allocation to fund the possible contracting of an external consultant, at the request of any of the members of the Board of Directors, in the event they need additional criteria to adopt certain decisions? (Measure 22)
X
Comments: If the Board of Directors considers necessary to hire an external consultant, it can freely do so.

Support Committees

Question 43
YES	NO	N/A
Assumption: In case there is an Appointment and Compensation Committee, other than required by law, whose function is to support the Board of Directors, answer the question yes or no and otherwise, answer N/A.
Question: Does the Appointment and Compensation Committee include at least one member of the Board of Directors? (Measure 23)
X
Comments: In the meeting held on August 11, 2010 (Minute # 124), the Board of Directors approved the creation of a Compensation Committee, which includes two members of the Board of Directors.

Question 44
YES	NO	N/A
Assumption: In case there is an Appointment and Compensation Committee other than required by law, whose function is to support the Board of Directors, answer the question yes or no, and otherwise answer N/A.
Question: Does the Appointment and Compensation Committee support the Board of Directors in the evaluation of the performance of the Senior Management (including the President and the officers of the immediately lower level)? (Measure 24)
X
Comments: The Appointment and Compensation Committee of the Company is responsible for the determination of the compensation paid to the President of the Company and the definition of parameters that determine the compensation of senior executives and employees.

Question 45
YES	NO	N/A
Assumption: In case there is an Appointment and Compensation Committee other than required by law, whose function is to support the Board of Directors, answer the question yes or no, and otherwise answer N/A.
Question: Does the Appointment and Compensation Committee provide a compensation and salary policy applicable to the employees of the issuer, including its senior management? (Measure 24)
X
Comments: The Appointment and Compensation Committee defines the parameters for the President of the Company to determine the compensation of senior officers and employees.

Question 46
YES	NO	N/A
Assumption: In case there is an Appointment and Compensation Committee other than required by law, whose function is to support the Board of Directors, answer the question yes or no, and otherwise answer N/A.

Question: Does the Appointment and Compensation Committee propose the appointment, compensation and removal of the President of the company or acting president? (Measure 24)
X
Comments: Even though the appointment of the President of the Company and their alternates is a matter of exclusive jurisdiction of the Board of Directors of the Company, the Compensation Committee is responsible for setting the remuneration of the President of the company.

Question 47
YES	NO	N/A
Assumption: In case there is an Appointment and Compensation Committee other than required by law, whose function is to support the Board of Directors, answer the question yes or no, and otherwise answer N/A.
Question: Does the Appointment and Compensation Committee propose the objective criteria by means of which the issuer shall hire its senior executives? (Measure 24)
X
Comments: The Appointment and Compensation Committee establishes the criteria and parameters for the President of the Company to establish the compensation of senior executives and employees of the Company.

Question 48
YES	NO	N/A
Assumption: In case there is a committee, other than required by law, whose function, is to advise the Board of Directors in corporate governance matters, among others, answer the question yes or no, and otherwise answer N/A.
Question: Is the Corporate Governance Committee integrated by at least one member of the Board of Directors? (Measure 23)
X
Comments: N/A

Question 49
YES	NO	N/A
Assumption: In case there is a committee, other than required by law, whose function, is to advise the Board of Directors in corporate governance matters, among others, answer the question yes or no, and otherwise answer N/A.
Question: Does the Corporate Governance Committee aims for the Shareholders and the market to have access to the issuer’s complete, accurate and timely information that should be disclosed? (Measure 25)
X
Comments: N/A

Question 50
YES	NO	N/A
Assumption: In case there is a committee, other than required by law, whose function, is to advise the Board of Directors in corporate governance matters, among others, answer the question yes or no, and otherwise answer N/A.
Question: Does the Corporate Governance Committee inform about the performance of the Audit Committee? (Measure 25)
X
Comments: N/A

Question 51
YES	NO	N/A
Assumption: In case there is a committee, other than required by law, whose function, is to advise the Board of Directors in corporate governance matters, among others, answer the question yes or no, and otherwise answer N/A.
Question: Does the Corporate Governance Committee review and evaluate the way in which the Board of Directors complies with its duties during the period? (Measure 25)
X
Comments: N/A

Question 52
YES	NO	N/A
Assumption: In case there is a committee, other than required by law, whose function, is to advise the Board of Directors in corporate governance matters, among others, answer the question yes or no, and otherwise answer N/A.
Question: Does the Corporate Governance Committee supervise the negotiations executed by the Board members with shares issued by the company or by other companies of the same group? (Measure 25)
X
Comments: N/A

Question 53
YES	NO	N/A
Assumption: In case there is a committee, other than required by law, whose function, is to advise the Board of Directors in corporate governance matters, among others, answer the question yes or no, and otherwise answer N/A.
Question: Does the Corporate Governance Committee supervise compliance of the compensation policy of the administrators? (Measure 25)
X
Comments: N/A

Question 54
	YES	NO
In addition to the functions specified in law or by-laws, does the Audit Committee decide through a written report about the planned related party transactions? (Measure 26)		X
Comments: The Audit Committee has the functions mentioned in Law 964 of 2005, in the by-laws of the Company and in other applicable provisions.

Question 55
YES	NO
In addition to the functions specified in law or by-laws, does the Audit Committee verify that the planned related party transactions are executed at market conditions and do not infringe fair treatment between Shareholders? (Measure 26)
X
Comments: The Audit Committee has the functions mentioned in Law 964 of 2005, in the by-laws of the Company and in other applicable provisions.

Question 56
YES	NO
In addition to the functions specified in law or by-laws, does the Audit Committee establish policies, criteria and practices applicable to the issuer in the construction, revelation and disclosure of its financial information? (Measure 26)
X
Comments: According to the Rules of Procedure of the Audit Committee, this Committee shall ensure transparency in the preparation, presentation and disclosure of the Company’s financial information. Likewise the Audit Committee review and also discuss the financial statements, quarterly reports and all other financial reports prepared by the company with management and the external auditor.

Question 57
YES	NO
In addition to the functions specified in law or by-laws, does the Audit Committee define the mechanisms to consolidate information produced by the issuer’s control instances, in order to present such information to the Board of Directors? (Measure 26)
X
Comments: The Audit Committee has the functions mentioned in Law 964 of 2005, in the by-laws of the Company and in other applicable provisions.

III.     DISCLOSURE OF FINANCIAL AND NON – FINANCIAL INFORMATION

Information Requests

Question 58
	YES	NO
Question: Does the issuer have a support office or a contact point at the disposal of its investors used as a communication channel with them? (Measure 27)	X
Comments: Yes; there is an Relationship Investors Officer. Additionally, since the Company’s shares are dematerialized, Shareholders are serviced through the attention lines provided by DECEVAL.

Question 59
YES	NO
When in the opinion of the issuer, it is considered that an answer to an investor can place it in an advantage position, does it grant immediate access to such response to other investors, according to the mechanisms that the issuer has established for this purpose and in the same economical conditions?
(Measure 28)
X
Comments: In events in which the case so requires, the Company strictly complies with the disclosure of “Información Relevante”. Additionally, please note that our website reproduces the information published as “Información Relevante” in the Financial Superintendence.

Question 60
	YES	NO
Question: May a group of Shareholders request that a specialized audit be carried out? (Measure 29)	X
Comments: Yes, the procedure is established in the Company’s by-laws (articles 24 and 27) and in the Corporate Governance Code (Title III, Chapter V).

Question 61
YES	NO	N/A
Assumption: If a group of Shareholders may request the execution of specialized audits, answer the question yes or no and, otherwise answer N/A.
Question: Is there a procedure that specifies a percentage ownership or number of shares necessary to request the execution of specialized audits? (Measure 30)
X
Comments: Yes, the percentage is established in Title III, Chapter V of the company Corporate Governance Code, available for consultation at the website www.grupoaval.com in the following section “About Us”/ “General Information about the Company”/ “Corporate Governance” section.

Question 62
YES	NO	N/A
Assumption: If a group of Shareholders may request the execution of specialized audits, answer the question yes or no and, otherwise answer N/A.
Question: Is there a procedure identifying the rationale behind the definition of the number of shares necessary to request specialized audits? (Measure 30)
X
Comments: The Company’s Board of Directors has the responsibility of approving the Corporate Governance Code. Based on its own analysis, the Board of Directors defined parameters under which Shareholders may request specialized audits, including a percentage upon which the execution of such audits may be requested.

Question 63
YES	NO	N/A
Assumption: If a group of Shareholders may request the execution of specialized audits, answer the question yes or no and, otherwise answer N/A.
Question: Is there a procedure that specifies the conditions for the specialized audit request?
X
Comments: Yes, the procedure is established in Title III, Chapter V of the Company’s Corporate Governance Code.

Question 64
YES	NO	N/A
Assumption: If a group of Shareholders may request the execution of specialized audits, answer the question yes or no and, otherwise answer N/A.
Question: Is there a procedure that specifies who is accountable for the execution of specialized audit and which is the procedure for its appointment/hiring? (Measure 30)
X
Comments: Yes, the procedure is established in Title III, Chapter V of the Company’s Corporate Governance Code.

Question 65
YES	NO	N/A
Assumption: If a group of Shareholders may request the execution of specialized audits, answer the question yes or no and, otherwise answer N/A.
Question: Is there a procedure that specifies who must assume the expenses of the specialized audit? (Measure 30)
X
Comments: Yes, the procedure is established in Title III, Chapter V of the Company’s Corporate Governance Code.

Question 66
YES	NO	N/A
Assumption: If a group of Shareholders may request the execution of specialized audits, answer the question yes or no and, otherwise answer N/A.
Question: Are there precise terms established for each of the stages of the procedure related to the specialized audit contracting? (Measure 30)
X
Comments: Yes, the procedure is established in Title III, Chapter V of the Company’s Corporate Governance Code.

Information to the Market

Question 67
	YES	NO
Question: Are there mechanisms envisaged by the issuer that allow disclosure to the Shareholders and other investors of material findings by internal control activities? (Measure 31)	X
Comments: We strictly comply with the publication of “Información Relevante” at the Registro Nacional de Valores y Emisores. Additionally, please note that our website reproduces the information published as “Información Relevante” in the Financial Superintendence.

Question 68
(Measure 32). The issuer discloses to the market the general policies applicable to the compensation and any economical benefit granted to:
	YES	NO
Members of the Board of Directors		X
Legal Representative		X
Fiscal Auditor		X
Internal Auditors		X
External Auditors		X
Comments: The decisions on the compensation of the members of the Board of Directors of the Company and the fiscal auditor correspond to the General Shareholders’ Meeting and are generally adopted in the Meeting held during the first three months of the year. Regarding the compensation of the legal representative, its determination corresponds to the Compensation Committee that defines the parameters that allow the legal representative to establish the compensation of the senior management and other employees of the Company. Regarding compensation applicable to audit or external audit services, this is determined by the administration considering the type of work required.

Question 69
YES	NO
Question: Does the issuer disclose to the market the contracts executed with its directors, administrators, main executives and legal representatives, including their relatives, partners and other related parties? (Measure 33)
X
Comments. This information is disclosed through the notes to the Financial Statements and “Información Relevante”, if such is the case. Additionally, please note that our website reproduces the information published as “Información Relevante” in the Financial Superintendence.

Question 70
	YES	NO
Question: Does the issuer disclose to the market its internal rules on the resolution of disputes? (Measure 34)	X
Comments: The rules on resolution of disputes are established in the by-laws of the Company, which are published in the website.

Question 71
YES	NO
Question: Does the issuer disclose to the market the criteria applicable to directors, administrators and officers regarding the execution of operations that comprise shares and other securities issued by the company, such as subscription pre-emptive rights? (Measure 35)
X
Comments: If applicable, rules established in Article 404 of the Code of Commerce are applied.

Question 72
YES	NO
Question: Does the issuer disclose to the market the resumes of the members of the Board of Directors and internal control bodies (or any equivalent body in case they do not exist), as well as those of legal representatives, in order to inform their qualifications and experience, regarding management capacity for the issues they have to solve? (Measure 36)
X
Comments: Yes; in the Company’s website there is an overview on the members of the Board of Directors and of the senior executives of the Company.  Additionally, this information is included in the offering memorandums published by the Company.

Statutory auditor

Question 73
YES	NO
Question: Did the issuer appointed as fiscal auditors either individuals or companies that have received payments from the company and/or from their related parties, representing 25% of their last annual revenues? (Measure 37)
X
Comments: KPMG Ltda. exercises Auditing of Grupo Aval; the earnings received from the Grupo Aval - consolidated with its related parties, do not represent more than 25% of their last annual revenues.

Question 74
	YES	NO
Question: Does the issuer or its related parties, contract with the fiscal auditor additional services different from those of audit? (Measure 38)	X
Comments: The main services hired from the fiscal auditor are those of audit; in some cases we have contracted other services with non-significant fees when compared to those of the audit contract.

Question 75
	YES	NO
Question: Do the contracts of the issuer with the fiscal auditor establish rotation clauses of the individuals performing the auditing task with a five (5) years periodicity? (Measure 39)	X
Comments: Contractually, in order to ensure adequate independence, the rotation of the persons exercising the fiscal auditor position is considered every five years.

Question 76
	YES	NO
Question: Does the issuer demands from the fiscal auditor that the person that has been rotated must wait at least two (2) years in order to re-assume the auditing of the same company? (Measure 39)		X
Comments: In the recent practice there have been no cases in which an individual who has ceased to exercise the statutory auditor position of the company re-assumes such position.

IV. SOLUTION OF DISPUTES

Question 77
YES	NO
Question: Does the issuer adopt the necessary measures to inform its Shareholders of the legal procedures available to protect their rights before the Financial Superintendence of Colombia? (Measure 40)
X
Comments: As described in the questions 78 and 79, any potential dispute with our Shareholders, will be resolved in first place by a direct settlement mechanism. Additionally, Article 40 of the by-laws include an Arbitration Clause, according to which a Court of Arbitration will be summoned to settle the differences between Shareholders or between them and the company as derived from the execution of the corporate purposes of the company or its liquidation, when not directly settled.

Question 78
YES	NO
Question: Has the issuer adopted the direct settlement approach for the solution of disputes that arise between the issuer with the Shareholders, between the Shareholders and the administrators and between the Shareholders? (Measure 41)
X
Comments: In the event differences arise between (i) the issuer and the Shareholders, (ii) the Shareholders and the administrators and (iii) the Shareholders, these situations will always be resolved in first place by a direct settlement mechanism.

Question 79
YES	NO
Question: Does the issuer foresee an alternative solution for the conflicts that may arise between the issuer with the Shareholders, between the Shareholders and the administrators and between the Shareholders? (Measure 41)
X
Comments: Article 40 of the by-laws includes an Arbitration Clause by means of which a settlement should take place in a Court of Arbitration. Such settlement shall cover all the differences that may arise between the Shareholders or between them and the company derived from the execution of the by-laws or its liquidation.

Optional Question

Question 80

If there are adequate governance practices, additional to those recommended by the Code of Better Corporate Practices, this section provides an option for the issuer to disclose them.

GRUPO AVAL ACCIONES Y VALORES S.A. has a Corporate Governance Code, adopted by the meeting of the Board of Directors of the Company held on October 31, 2001 (Minute # 41), and amended during the meetings of the Board of Directors held on November 14, 2003 (Minute # 57) and February 7, 2007 (Minute # 86). The mentioned Code is available at the Financial Superintendence of Colombia and may be consulted at the website: www.grupoaval.com.co.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel